UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NEUROLOGIX, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64125U109

(CUSIP Number)

Palisade Private Partnership, L.P.
One Bridge Plaza
Suite 695
Fort Lee, NJ 07024
(800) 330-9966

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13D
CUSIP No. 64125U109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Palisade Private Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,801,890 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,801,890 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,801,890 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D
CUSIP No. 64125U109	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Palisade Private Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,801,890 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,801,890 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,801,890 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON HC

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D
CUSIP No. 64125U109	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Palisade Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,801,890 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,801,890 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,801,890 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON IA

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D
CUSIP No. 64125U109	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Dennison T. Veru
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,801,890 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,801,890 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,801,890 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON IA

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D

CUSIP No. 64125U109	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) is being filed to correct certain errors in Amendment No. 1, filed on May 17, 2006 (“Amendment No. 1”), and Amendment No. 2, filed on March 7, 2008 (“Amendment No. 2”), to the Schedule 13D filed with the Securities and Exchange Commission by Palisade Private Partnership, L.P., a Delaware limited partnership (“Palisade”), on February 20, 2004 with respect to common stock, par value $0.001 (the “Common Stock”), of Neurologix, Inc., a Delaware corporation (the “Company”).

As originally filed, Amendment No. 1 misstated the number of shares of Common Stock beneficially owned by the reporting persons as 6,839,252; the correct number of shares was 6,801,890.  In addition, the percentage ownership of the Common Stock was misstated as 20.55% due to the use of a fully-diluted denominator in the percentage calculation.  The correct percentage ownership was 25.6%, based on 26,542,924 shares of Common Stock outstanding as of May 1, 2006, as disclosed in the Company’s Form 10-QSB for the quarter ended March 31, 2006.

As originally filed, Amendment No. 2 misstated the percentage ownership of the Common Stock as 11.15% due to the use of a fully-diluted denominator in the percentage calculation.  The correct percentage ownership was 24.6%, based on 27,632,808 shares of Common Stock outstanding as of December 31, 2007, as disclosed in the Company’s Form 10-KSB for the year ended December 31, 2007.  In addition, Amendment No. 2 did not include certain material as exhibits, which material is filed herewith as Exhibits 10.2, 10.3, 10.4 and 10.5.

In addition, this Amendment No. 3 is being filed to amend further the Schedule 13D, as previously amended by Amendment No. 1 and Amendment No. 2 (as amended, the “Schedule 13D”), to speak as of the date hereof.  This Amendment No. 3 amends the Schedule 13D as follows:

Item 2.  Identity and Background.

Item 2 is hereby amended, in its entirety, as follows:

Palisade, a Delaware limited partnership, Palisade Private Holdings, LLC, a Delaware limited liability company (“Holdings”), and Palisade Capital Management, L.L.C., a New Jersey limited liability company (“PCM”), have their business addresses and principal executive offices at One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024.  The principal business of Palisade is as an investment limited partnership.  The principal business of Holdings is to serve as the general partner of Palisade.  The principal business of PCM is as an investment manager.

Dennison T. Veru is a managing member of Palisade and a principal of PCM and Holdings.  His business address is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024.  Mr. Veru’s principal occupation is as an investment advisor with PCM.  Mr. Veru is a United States citizen.

Palisade, Holdings, PCM and Mr. Veru have never been convicted in any criminal proceeding, nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 64125U109	Page 7 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended, in its entirety, as follows:

As of January 18, 2011, Palisade beneficially owned 6,801,890 shares of Common Stock, representing approximately 24.4% of the outstanding shares of Common Stock based on 27,865,010 shares of Common Stock outstanding as of November 10, 2010, as disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2010.  Palisade has voting and dispositive power with respect to all of such shares; by reason of the relationship among them, each of Palisade, Holdings, PCM and Dennison T. Veru may be deemed to share voting and dispositive power with respect to all of such shares.

During the sixty days preceding the filing of this Amendment, Palisade did not engage in any transactions in the Company’s securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of theIssuer

Item 6 is hereby amended, in its entirety, as follows:

On May 11, 2006, the Company issued and sold shares of its Series C Convertible Preferred Stock and warrants to certain investors led by General Electric Pension Trust and DaimlerChrysler Corporation Master Retirement Trust (collectively, the “Series C Investors”), pursuant to the Stock and Warrant Subscription Agreement, dated as of May 10, 2006, as amended by letter agreements, each dated as of November 8, 2007, between the Company and each of General Electric Pension Trust, DaimlerChrysler Master Retirement Trust, and ProMed Asset Management LLC, respectively (as amended, the “Series C Agreement”).  Holdings and certain other of the Company’s principal stockholders (collectively, the “Series C Holders”) are a party to the Series C Agreement for the limited purposes of Sections 3.2 and 3.3 thereof. Section 3.2 provides that no Series C Holder may sell, assign or otherwise dispose of his or its Company shares (other than in a public offering) without first offering to sell such securities to the Series C Investors on a pro rata basis (taking into account shares of Common Stock then held by all the Series C Investors and all holders of Company’s securities having rights pari passu with such Series C Investors). Section 3.3 provides that the Series C Investors will have the right to participate on a pro rata basis (taking into account shares of Common Stock then held by participating Series C Investors and participating holders of Company’s securities having rights pari passu with such Series C Investors), and on the same terms and conditions, in any private sale of Company securities by the Series C Holders. These rights are transferable to any purchaser of at least 50% of the shares held by any Series C Investor.

The foregoing summary of the Series C Agreement is qualified in its entirety by reference to Sections 3.2 and 3.3 of the Series C Agreement, as amended by the letter agreements, which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4 and incorporated herein by reference.

On November 19, 2007, the Company issued and sold shares of its Series D Convertible Preferred Stock and warrants to General Electric Pension Trust and Corriente Master Fund, L.P. (collectively, the “Series D Investors”), pursuant to the Stock and Warrant Subscription Agreement, dated as of November 19, 2007 (the “Series D Agreement”), among the Company, the Series D Investors and, solely with respect to Sections 3.2 and 3.3 thereof, Martin J. Kaplitt, M.D. and Holdings (Dr. Kaplitt and Holdings, together, the “Series D Holders”).  Section 3.2 provides that no Series D Holder may sell, assign or otherwise dispose of his or its Company shares (other than in a public offering) without first offering to sell such securities to the Series D Investors on a pro rata basis (taking into account shares of Common

SCHEDULE 13D

CUSIP No. 64125U109	Page 8 of 9 Pages

Stock then held by all the Series D Investors and all holders of Series C Convertible Preferred Stock). Section 3.3 provides that the Series D Investors will have the right to participate on a pro rata basis (taking into account shares of Common Stock then held by participating Series D Investors and participating holders of Series C Convertible Preferred Stock), and on the same terms and conditions, in any private sale of Company securities by the Series D Holders. These rights are transferable to any purchaser of at least 50% of the shares held by any Series D Investor.

The foregoing summary of the Series D Agreement is qualified in its entirety by reference to Sections 3.2 and 3.3 of the Series D Agreement, which is attached hereto as Exhibit 10.5 and incorporated herein by reference.

Item 7.  Material to Be Filed As Exhibits.

10.1
Stock and Warrant Subscription Agreement, dated as of May 10, 2006, by and between Neurologix, Inc., General Electric Pension Trust, the DaimlerChrysler Corporation Master Retirement Trust, ProMed Partners, LP, ProMed Partners II, LP, ProMed Offshore Fund Ltd., ProMed Offshore Fund II, Ltd., Paul Scharfer and David B. Musket (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 11, 2006).

10.2
Letter, dated as of November 8, 2007, by and between Neurologix, Inc. and General Electric Pension Trust (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2007).

10.3
Letter, dated as of November 8, 2007, by and between Neurologix, Inc. and DaimlerChrysler Master Retirement Trust (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2007).

10.4
Letter, dated as of November 8, 2007, by and between Neurologix, Inc. and certain funds managed by ProMed Asset Management LLC (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2007).

10.5
Stock and Warrant Subscription Agreement, dated as of November 19, 2007, by and among the Company, General Electric Pension Trust, Corriente Master Fund, L.P. and, solely with respect to Sections 3.2 and 3.3 thereof, Martin J. Kaplitt, M.D. and Palisade Private Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2007).

99.1           Joint Filing Agreement.*

*Filed herewith.

CUSIP No. 64125U109	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2011

PALISADE PRIVATE PARTNERSHIP, L.P
By: Palisade Private Holdings, LLC, General Partner

/s/ Dennison T. Veru
Dennison T. Veru Authorized Person

PALISADE PRIVATE HOLDINGS, LLC

/s/ Dennison T. Veru
Dennison T. Veru Authorized Person

PALISADE CAPITAL MANAGEMENT, L.L.C.

/s/ Dennison T. Veru
Dennison T. Veru Managing Member

/s/ Dennison T. Veru
Dennison T. Veru